SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

27 November 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 27 November 2009 re: Conversion Price - US Exchange Offer

116
/09

27 November
 2009
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY PERSON LOCATED OR RESIDENT IN THE REPUBLIC OF ITALY OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION
CONVERSION PRICE ANNOUNCEMENT
 - US EXCHANGE OFFER
Further to the announcement on 3 November 2009, pursuant to which Lloyds Banking Group plc
("Lloyds Banking Group")
 invited Holders of certain Existing Securities to Offer to Exchange their Existing Securities for Enhanced Capital Notes, Lloyds Banking Group hereby announces the Conversion Price, as set out in the Exchange Offer Memorandum dated 3 November 2009.

Conversion Price
The Conversion Price, determined in accordance with the procedures applicable to the Exchange Offer, is £0.592093.

The Conversion Price shall apply to all ECNs issued pursuant to the Exchange Offer, and is subject to adjustment from time to time in accordance with the provisions of the ECN Deed Poll.
Rights Issue Factor

Rights Issue Factor
The Conversion Price was calculated by multiplying the Unadjusted Conversion Price of 89.7246 pence per Ordinary Share (as announced by Lloyds Banking Group on 18 November 2009) by the Rights Issue Factor.

The Rights Issue Factor, determined in accordance with the procedures applicable to the Exchange Offer, is
 0.6
599
.

For the purposes of calculating the Rights Issue Factor, the Current Market Price per Ordinary Share was calculated based upon the arithmetic average of the daily per share Volume-Weighted Average Price
 ("VWAP")
 of Ordinary Shares on the London Stock Exchange (calculated in sterling) for each of the 10 consecutive trading days, as set out below. The Current Market Price, as calculated by the Lead Dealer Managers, is 90.9445 pence.

Trading Day	VWAP per Ordinary Share
13 November 2009	89.6939 pence
16 November 2009	90.0671 pence
17 November 2009	91.2545 pence
18 November 2009	90.4966 pence
19 November 2009	90.3275 pence
20 November 2009	89.0630 pence
23 November 2009	90.6671 pence
24 November 2009	93.0180 pence
25 November 2009	94.2844 pence
26 November 2009	90.5725 pence

- END -

For further information:

Investor Relations
Michael Oliver
    +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Moira d'Arcy
    +44 (0) 20 7356 2164
Head of Debt Investor Relations
Email: moira.d'arcy@ltsb-finance.co.uk

Media Relations
Sara Evans
    +44 (0) 20 7356 2075
Media Relations Manager
Email: sara.evans2@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

DISCLAIMER
If any Holder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, financial and accounting advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. None of the Dealer Managers, the Exchange Agents, the ECN Trustee, or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether Holders should participate in the Exchange Offer. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement does not constitute an invitation to participate in the Exchange Offer in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such invitation under applicable securities laws and offers of Existing Securities for exchange pursuant to the Exchange Offer will not be accepted from Holders in any jurisdiction where such invitation is unlawful.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes is required by each of the ECN Issuers, Lloyds Banking Group, the Dealer Managers and the Exchange Agents to inform themselves about, and to observe, any such restrictions.

OFFER RESTRICTIONS
United States
This announcement and the information contained herein do not contain or constitute an offer for sale or the solicitation of an offer to purchase securities in the United States. The ECNs referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration under the Securities Act or an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

European Economic Area
This announcement has been prepared on the basis that the Exchange Offer will either be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the EEA, from the requirement to produce a prospectus for offers of the ECNs or the relevant Exchange Consideration or by the use of the Exchange Offer Memorandum, as a prospectus approved by the UKLA and prepared in accordance with the Prospectus Directive and the Prospectus Rules made under section 73A of FSMA and passported to the EEA Permitted Jurisdictions. Accordingly, any person making or intending to make an Offer to Exchange within the EEA should only do so in the EEA Permitted Jurisdictions using the Exchange Offer Memorandum, or, in any other EEA jurisdiction, in circumstances in which no obligation arises for the ECN Issuers, Lloyds Banking Group or any of the Dealer Managers to produce a prospectus for such offer.

Italy
This announcement and the Exchange Offer is not being made in the
Republic
 of
Italy
. The Exchange Offer, this announcement and the Exchange Offer Memorandum have not been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations. Accordingly, the Exchange Offer is not made or made available to holders of Existing Securities who are Italian residents and/or persons located in the Republic of Italy and they may not submit acceptances relating to Existing Securities in respect of the Exchange Offer and, as such, any acceptances received from or on behalf of such Holders of Existing Securities shall be ineffective and void. No material relating to the Exchange Offer or the Existing Securities may be distributed or made available in the
Republic
 of
Italy
.

Belgium
Neither this announcement nor any other offering material has been submitted or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission ("Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen"). The Exchange Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids or as defined in Article 3 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (the "Belgian Public Offer Law"), each as amended or replaced from time to time. Accordingly, the Exchange Offer may not be advertised and the Exchange Offer will not be extended and no memorandum, information circular, brochure or any similar document has or will be distributed, directly or indirectly, to any person in Belgium other than "qualified investors" in the meaning of Article 10 of the Belgian Public Offer Law (as amended from time to time). This announcement has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Exchange Offer. Accordingly, the information contained herein and in the Exchange Offer Memorandum, may not be used for any other purpose or disclosed to any other person in
Belgium
.

General
The Dealer Managers, the Registrars and the Exchange Agents (and their respective directors, employees or affiliates) make no representations or recommendations whatsoever regarding this document or the Exchange Offer. The Exchange Agents are agents of the ECN Issuers and Lloyds Banking Group and owes no duty to any Holder. None of Lloyds Banking Group, the ECN Issuers, the Dealer Managers, the Registrars or the Exchange Agents makes any recommendation as to whether or not Holders should participate in the Exchange Offer.

The Exchange Offer does not constitute an offer to buy or the solicitation of an offer to sell the Existing Securities in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Exchange Offer to be made by a licensed broker or dealer and either of the Dealer Managers or any of their respective affiliates is such a licensed broker or dealer in that jurisdiction, the Exchange Offer shall be deemed to be made on behalf of Lloyds Banking Group and the ECN Issuers by such Dealer Manager or affiliate (as the case may be) in such jurisdiction.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  27 November 2009